UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Wilshire Enterprises, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

971889100

(CUSIP Number)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

JMB Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b)

3. SEC Use Only

4. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Smithwood Partners, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b)

3. SEC Use Only

4. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jonathan Brooks

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Wilshire Enterprises, Inc.

(b) Address of Issuer's Principal Executive Offices

1 Gateway Center, Newark, New Jersey, 07102

Item 2.

(a) The names of the persons filing this statement are:

JMB Capital Partners, L.P.
Smithwood Partners, LLC
Jonathan Brooks

(collectively, the "Filers").

Mr. Brooks is the sole member and manager of Smithwood.

(b) The principal business office of the Filers is located at:

1999 Avenue of the Stars, Suite 2040
Los Angeles, CA 90067

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 971889100

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:

As of February 14, 2005, the Reporting Persons owned no Shares.

(b) Percent of class:

As of February 14, 2005, the Reporting Persons owned no Shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Not Applicable.

(ii) Shared power to vote or to direct the vote:

Not Applicable.

(iii) Sole power to dispose or to direct the disposition of:

Not Applicable.

(iv) Shared power to dispose or to direct the disposition of:

Not Applicable.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 22, 2006

JMB CAPITAL PARTNERS, L.P. By: Smithwood Partners, LLC General Partner By: /s/ Jonathan Brooks Manager	SMITHWOOD PARTNERS, LLC By: /s/ Jonathan Brooks Manager
/s/ Jonathan Brooks

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them on a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Wilshire Enterprises, Inc. and hereby affirm that this Schedule 13G is being filed on behalf of each of the undersigned.

DATED: May 22, 2006

JMB CAPITAL PARTNERS, L.P. By: Smithwood Partners, LLC General Partner By: /s/ Jonathan Brooks Manager	SMITHWOOD PARTNERS, LLC By: /s/ Jonathan Brooks Manager
/s/ Jonathan Brooks

EROBERTS\1356612.1